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                           Jake's Pizza International, Inc.

                                      EXHIBIT 11
                           COMPUTATION OF EARNINS PER SHARE
                                  SEPTEMBER 30, 1996

The computation of per share earnings was done by obtaining the weighted average number of shares outstanding using the "Treasury Stock Method" as follows:

                    Net loss for the year    $1,953,136

                    Weighted average
                     shares outstanding       1,153,623

                    Net loss per share            $1.69

Weighted average shares outstanding:
                                             Period
                                          Outstanding
Shares outstanding:                  (A)            (B)          (AxB)

10/1/95 - 9/30/96              1,121,540        12 mos.     13,458,480

3/1/96 - 9/30/96                  55,000         7 mos.        385,000

Warrants outstanding:

10/1/95 - 9/30/96                 64,000        12 mos.        768,000

Remove warrants since
stock price did not
exceed exercise price.
(see computation bel             (64,000)       12 mos.       (768,000)


                    TOTAL                                   13,843,480


                    DIVIDED BY 12 TO GET WEIGHTED
                     AVERAGE SHARES OUTSTANDING              1,153,623


Warrant calculation:
                    Strike price:        $6 per share
                    Proceeds on exercise $6 x 64,000)          384,000

Market price of stock did not exceed the strike price at any time during the year. Accordingly, the effect would be antidilutive and is not considered.
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